OneGlobe Citizen

# Capital Structure

Outstanding Units: 1,500,000
Unit Classes: Only A Units

**Current Capital Ownership:**
Management Team = 96.5 %
Initial Investors = 3.5%

**This Capital Raise:**
Units Available: 214,041
Unit Class: A Units
Price Per Unit: $2.92
Percentage of Company Offered: 12.488%
Post Money Valuation: $5,005,000.00

| **Company Data** | |
|---|---|
| Entity Type | Illinois Limited Liability Company |
| Class A Common Units Authorized | 1,500,000 |
| Class A Common Units Outstanding | 214,041 |
| **Total Units Outstanding** | **214,041** |
| Market Cap (pre-funding) | $4,480,000 |
| Available Units (Fully Subscribed) | 214,041 |
| Market Cap (post-funding estimate) | $5,005,000 |
| **Total Shares Outstanding (post- funding)** | **1,500,000** |
| | |